Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-172554 and 333-172554-01

PRICING SUPPLEMENT NO. 2011-MTNDG0067 DATED AUGUST 5, 2011

(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

2,187 Premium MAndatorily Callable Equity-Linked SecuRitieS (PACERSSM)

Linked to the S&P 500® Index

Due August 8, 2014

$1,000.00 per PACERSSM

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The PACERSSM Linked to the S&P 500® Index will mature on August 8, 2014, unless automatically called.

•	No interest will be paid on the PACERSSM.

•

We will call the PACERSSM for cash in an amount equal to the sum of $1,000 and a mandatory call premium if the closing level of the S&P 500® Index (the “underlying index”) on August 6, 2012 (the “first call date”), August 5, 2013 (the “second call date” or August 5, 2014 (the “final valuation date”) is greater than or equal to 1199.38, the closing value of the underlying index on the pricing date (the “initial index value”).

•	If we do not call the PACERSSM, you will receive at maturity for each PACERSSM:

•

if the closing value of the underlying index on the final valuation date (the “final index value”) is less than the initial index value but greater than or equal to 80% of the initial index value (rounded to two decimal places), $1,000 in cash; or

•

if the final index value is less than 80% of the initial index value (rounded to two decimal places), cash in an amount equal to (a) $1,000 multiplied by (b) the final index value divided by the initial index value. In this case, for each $1,000 PACERSSM you hold on the maturity date you will receive cash in an amount less than $800, resulting in a loss of 20% or more on your investment in the PACERSSM.

•	At maturity you could receive an amount in cash less than your initial investment in the PACERSSM and could be zero.

•	We will not apply to list the PACERSSM on any exchange.

Investing in the PACERSSM involves a number of risks. See “Risk Factors Relating to the PACERSSM” beginning on page PS-5

“Standard & Poor’s®,” “Standard & Poor’s® 500,” “S&P®” and “S&P 500®” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use for certain purposes by Citigroup Funding Inc. or one of its affiliates. The PACERSSM have not been passed on by S&P. The PACERSSM are not sponsored, endorsed, sold or promoted by S&P and neither makes any warranties or bears any liability with respect to the PACERSSM.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PACERSSM or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The PACERSSM are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The PACERSSM are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$2,187,000.00
Underwriting Discount	$5.00	$10,935.00
Proceeds to Citigroup Funding Inc.	$995.00	$2,176,065.00

                 Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the PACERSSM, will receive an underwriting fee of up to $5.00 for each $1,000.00 PACERSSM sold in this offering. Certain dealers will receive from Citigroup Global Markets up to $5.00 from this underwriting fee for each PACERSSM they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the price of the PACERSSM declines. You should refer to “Risk Factors Relating to the PACERSSM” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the PACERSSM to purchasers on or about August 10, 2011 (3 business days after the pricing date).

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the PACERSSM?

The Premium MAndatorily Callable Equity-Linked SecuRitieS linked to the S&P 500® Index are securities that are mandatorily callable by us. The amount you will receive at maturity or upon a call is linked to the closing value of the underlying index. We will call the PACERSSM, in whole, but not in part, only if the closing value of the underlying index on any call date is greater than or equal to the initial index value. The PACERSSM will not otherwise be called even if the closing value of the underlying index on any index business day other than a call date is greater than or equal to the initial index value. If we call the PACERSSM, you will receive for each PACERSSM a call price in cash equal to the sum of $1,000 plus a mandatory call premium as described below.

If we do not call the PACERSSM, you will receive at maturity an amount in cash that may be equal to or less than your initial investment of $1,000 per PACERSSM, depending on the final index value.

The PACERSSM mature on August 8, 2014, are callable by us annually on any call date and do not provide for earlier redemption by you. The PACERSSM are a series of unsecured senior debt securities issued by Citigroup Funding and any payments due on the PACERSSM are fully and unconditionally guaranteed by Citigroup Inc. The PACERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the PACERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERSSM is not guaranteed.

Each PACERSSM represents a principal amount of $1,000. You may transfer the PACERSSM only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the PACERSSM in the form of a global certificate, which will be held by the Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the PACERSSM by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the PACERSSM through the accounts that these systems maintain with DTC. You should refer to the section “Description of the PACERSSM— Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the PACERSSM ?

No. We will not make any periodic payments of interest on the PACERSSM (excluding the mandatory call premium, if any).

What Will I Receive if Citigroup Funding Calls the PACERSSM?

We will call the PACERSSM , in whole, but not in part, if the closing value of the underlying index on any call date is greater than or equal to the initial index value of 1199.38. If we call the PACERSSM , you will receive for each PACERSSM a call price in cash equal to the sum of $1,000 and a mandatory call premium. The mandatory call premium will equal $105, if the PACERSSM are called on the first call date, $210, if the PACERSSM are called on the second call date or $315, if the PACERSSM are called on the final valuation date.

If we call the PACERSSM on the first call date or the second call date we will provide notice of a call, including the exact call payment date, within one business day after the call date, and the call payment date will be at least three business days after the call date. If we call the PACERSSM on the final valuation date, we will not provide notice of a call but will pay the applicable call price to you at maturity.

The opportunity to fully participate in possible increases in the price of the underlying index through an investment in the PACERSSM is limited if we call the PACERSSM because the return you receive will be limited to the amount of the applicable mandatory call premium.

What Will I Receive at Maturity of the PACERSSM?

If we do not call the PACERSSM , at maturity you will receive for each PACERSSM you hold:

•	if the final index value is less than the initial index value but greater than or equal to 80% of the initial index value (rounded to two decimal places), $1,000 in cash; or

•

if the final index value is less than 80% of the initial index value (rounded to two decimal places), cash in an amount equal to (a) $1,000 multiplied by (b) the final index value divided by the initial index value. In this case, for each $1,000 PACERSSM you hold on the maturity date you will receive cash in an amount less than $800, resulting in a loss of 20% or more on your investment in the PACERSSM.

Where Can I Find Examples of Hypothetical Amounts Payable at Call or at Maturity?

For a table and graphs setting forth hypothetical amounts you could receive upon a call of the PACERSSM or at maturity, see “Description of the PACERSSM — Amounts Payable Upon Mandatory Call or at Maturity — Hypothetical Examples” in this pricing supplement.

What Is the S&P 500® Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500® Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500® Index is published by S&P and is intended to provide an indication of the pattern of common stock price movements. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of June 30, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

Please note that an investment in the PACERSSM does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

How Has the S&P 500® Index Performed Historically?

We have provided a table showing the high, low and quarter-end closing values of the S&P 500® Index for each quarterly period from January 3, 2006 to August 5, 2011 and a graph showing the closing values of the S&P 500® Index on each index business day from January 3, 2006 through August 5, 2011. You can find the table and the graph in the section “Description of the S&P 500® Index — Historical Data on the Underlying Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future. You should also refer to the section “Risk Factors—The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying index” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the PACERSSM?

In purchasing a PACERSSM, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a PACERSSM for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the Underlying Index. Under such treatment, at maturity or upon the mandatory redemption of a PACERSSM for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERSSM, you generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and your tax basis in the PACERSSM. Any such gain or loss generally will be long-term capital gain or loss if you have held the PACERSSM for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the PACERSSM, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERSSM could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the PACERSSM Be Listed on a Stock Exchange?

No. The PACERSSM will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the PACERSSM and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the PACERSSM to create a secondary market for holders of the PACERSSM, and may engage in other activities described in the sections “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as Calculation Agent for the PACERSSM . As calculation agent, Citigroup Global Markets Inc. will make determinations with respect to the PACERSSM . You should refer to “Risk Factors–The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the PACERSSM” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the PACERSSM through one or more of our affiliates. This hedging activity will likely involve trading in the underlying index or one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, linked to the underlying index or the stocks included in the underlying index. This hedging activity on or prior to the pricing date could affect the price of the underlying index and, accordingly, could increase the initial index value. Additionally, such hedging activity could potentially affect the closing value of the underlying index on any call date and, therefore, whether or not we will call the PACERSSM and pay the mandatory call premium. Furthermore, if we do not call the PACERSSM, our affiliates’ hedging activity could adversely affect the final index value and, therefore, whether you will receive a cash amount at maturity that is equal to or less than the principal amount of your investment in the PACERSSM. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your PACERSSM in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of profit, even if the market price of the PACERSSM declines. You should refer to “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest,” “— The Price at Which You Will Be Able to Sell Your PACERSSM Prior to the Maturity Date Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the PACERSSM?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the PACERSSM, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERSSM or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the PACERSSM or (B) its acquisition and holding of the PACERSSM is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERSSM if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PACERSSM by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment in the PACERSSM?

Yes. The PACERSSM are subject to a number of risks. Please refer to the section “Risk Factors Relating to the PACERSSM” in this pricing supplement.

RISK FACTORS RELATING TO THE PACERSSM

Because the terms of the PACERSSM differ from those of conventional debt securities in that, unless the PACERSSM are called by us, the amount you receive at maturity will be based on the final index value, an investment in the PACERSSM entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the price of the underlying index and other events that are difficult to predict and beyond our control.

Your Investment in the PACERSSM Will Result in a Loss if we Do Not Call the PACERSSM and if the Final Index Value is Less than 80% of the Initial Index Value

If we do not call the PACERSSM, the amount you receive at maturity will depend on the final index value. As a result, the amount you receive at maturity may be less than the amount you paid for your PACERSSM. If we do not call the PACERSSM and the final index value is less than 80% of the initial index value (rounded to two decimal places) then the cash amount you receive at maturity will be less than your initial investment in the PACERSSM and could be zero, in which case your investment in the PACERSSM will result in a loss. If we do not call the PACERSSM , this will be true even if the closing value of the underlying index exceeds the initial index value at one or more times after the pricing date (excluding any call date) but is less than 80% of the initial index value (rounded to two decimal places) on the final valuation date. There is no minimum payment at maturity on the PACERSSM, and, accordingly, you could lose your entire investment.

You Will Not Receive Any Return On Your Investment If We Do Not Call the PACERSSM

If we do not call the PACERSSM and the final index value is not less than 80% of the initial index value (rounded to two decimal places) at maturity you will receive $1,000 in cash. Thus, if we do not call the PACERSSM, you will not in any case receive an amount at maturity greater than your initial investment.

The PACERSSM Have a Mandatory Call Feature Which Limits the Potential Appreciation of Your Investment

We will call the PACERSSM if the closing value of the underlying index on any call date is greater than or equal to the initial index value. If we call the PACERSSM , you will receive a call price in cash equal to $1,000 plus a mandatory call premium. The opportunity to participate in possible increases in the closing value of the underlying index through an investment in the PACERSSM is limited because the return you receive if we call the PACERSSM will be limited to the amount of the applicable mandatory call premium. Therefore, your return on the PACERSSM may be less than your return on a similar security that was directly linked to the underlying index and allowed you to participate more fully in the appreciation of the value of the underlying index.

You Will Not Receive Any Periodic Payments on the PACERSSM

You will not receive any periodic payments of interest or any other periodic payments on the PACERSSM (excluding the mandatory call premium if any).

The Yield on the PACERSSM May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The PACERSSM do not pay any interest. As a result, if we do not call the PACERSSM, the effective yield on the PACERSSM will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

The PACERSSM Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the PACERSSM , and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Price of the PACERSSM

You are subject to the credit risk of Citigroup Inc. The PACERSSM are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the PACERSSM, your investment would be at risk and you could lose some or all of your investment. As a result, the market price of the PACERSSM will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market price of the PACERSSM.

The Price at Which You Will Be Able to Sell Your PACERSSM Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your PACERSSM in the secondary market will be affected by the supply of and demand for the PACERSSM , the value of the underlying index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the PACERSSM of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index. We expect that the market value of the PACERSSM will depend substantially on the amount, if any, by which the value of the underlying index changes from its initial index value. However, changes in the value of the underlying index may not always be reflected, in full or in part, in the market value of the PACERSSM. If you choose to sell your PACERSSM when the value of the underlying index exceeds its initial index value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the underlying index will continue to fluctuate between that time and the time when the final index value of the underlying index is determined. In addition, if you choose to sell your PACERSSM when the value of the underlying index is below its initial index value, you will likely receive less than the amount you originally invested.

Trading prices of the stocks included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the underlying index, the issuance of securities similar to the PACERSSM and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the underlying index.

Volatility of the Underlying Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the PACERSSM, the market value of the PACERSSM may decrease.

Events Involving the Companies Included in the Underlying Index. General economic conditions and earnings results of the companies whose stocks are included in the underlying index and real or anticipated changes in those conditions or results may affect the market value of the PACERSSM. In addition, if the dividend yields on those stocks increase, we expect that the market value of the PACERSSM may decrease because the underlying index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the PACERSSM may increase.

Mandatory Call Feature. The possibility that the PACERSSM may be called on any call date is likely to limit their price. If the PACERSSM did not include a mandatory call feature, we expect their price would be significantly different.

Interest Rates. We expect that the market value of the PACERSSM will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the PACERSSM may decrease, and if U.S. interest rates decrease, the market value of the PACERSSM may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the PACERSSM may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the PACERSSM. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the PACERSSM.

Hedging Activities. Hedging activities related to the PACERSSM by one or more of our affiliates will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on, or prior to, the pricing date could increase the value of the underlying index, and potentially increase the initial index value, and, therefore, the value at which the underlying index must be above on the determination date before you can receive at maturity a payment that exceeds the principal amount of the PACERSSM. This hedging activity during the term of the PACERSSM could also affect the value of the underlying index and therefore the market value of the PACERSSM. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the PACERSSM declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your PACERSSM in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the PACERSSM in secondary market transactions will likely be lower than the public offering price since the public offering price of the PACERSSM will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the PACERSSM, as well as the cost of hedging our obligations under the PACERSSM. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the PACERSSM are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the PACERSSM declines. In addition, any secondary market prices for the PACERSSM may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the PACERSSM. The PACERSSM are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the PACERSSM.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the PACERSSM attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the PACERSSM. Changes in the price of the underlying index will affect the price of the PACERSSM, but it is impossible to predict whether the price of the underlying index will rise or fall.

Investing in the PACERSSM is not Equivalent to Investing in the Underlying index

Investing in the PACERSSM is not equivalent to investing in the underlying index, the underlying index or the stocks that constitute the underlying index. Investors in the PACERSSM will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying index or the stocks that constitute the underlying index.

You May Not Be Able to Sell Your PACERSSM If an Active Trading Market for the PACERSSM Does Not Develop

The PACERSSM will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PACERSSM. Citigroup Global Markets Inc. may, but is not obligated to, make a market in the PACERSSM. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERSSM. If the secondary market is limited, there may be few buyers should you choose to sell your PACERSSM prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the PACERSSM, the price at which you may be able to trade your PACERSSM is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If, at any time, Citigroup Global Markets Inc. were not to make a market in the PACERSSM it is likely that there would be no secondary market for the PACERSSM. Accordingly, you should be willing to hold your PACERSSM to maturity.

The Market Value of the PACERSSM May Be Affected by Purchases and Sales by Affiliates of Citigroup Funding

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the stocks included in the underlying index or derivative instruments relating to such stocks or the underlying index for their own accounts in connection with their normal business practices. These transactions could affect the price of the stocks included in the underlying index and, thus, the value of the underlying index and the market value of the PACERSSM.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations with respect to the PACERSSM

Citigroup Global Markets Inc., which is acting as the calculation agent for the PACERSSM, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the closing value of the underlying index on any call date, the initial index value and the final index value. Additionally, determinations made by Citigroup Global Markets Inc., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any price of the underlying index in the event of its unavailability, modification or discontinuance may adversely affect the payments to you upon mandatory call or at maturity.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the PACERSSM, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the underlying index, one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index, the underlying index or the stocks included in the underlying index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity may present a conflict between your interest in the PACERSSM and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your PACERSSM in the secondary market. Since hedging the obligations under the PACERSSM involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the PACERSSM declines.

You Will Have No Rights Against the Publisher of the Underlying Index or Any Issuer of Any Stock Included in the Underlying Index

You will have no rights against the publisher of the underlying index, or any issuer of any stock included in the underlying index, even though the amount you receive at maturity, if any, will depend on the value of the underlying index, and such value is based on the prices of the stocks included in the underlying index. By investing in the PACERSSM you will not acquire any shares of stocks included in the underlying index and you will not receive any dividends or other distributions, if any, with respect to stocks included in the underlying index. Moreover, you will not have voting, or any other rights with respect to the stocks included in the underlying index. The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the PACERSSM or to the holders thereof.

The United States Federal Income Tax Consequences of the PACERSSM Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the PACERSSM or instruments similar to the PACERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERSSM are not certain. No ruling is being requested from the IRS with respect to the PACERSSM and no assurance can be given that the IRS will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the PACERSSM on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the PACERSSM in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE PACERSSM

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the PACERSSM. The description in this pricing supplement of the particular terms of the PACERSSM supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

¡	Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The PACERSSM Linked to the S&P 500® Index (the “Underlying Index”) are callable securities. The potential return upon our mandatory call and the amount you receive at maturity is linked to the closing value of the Underlying Index. We will call the PACERSSM, in whole, but not in part, only if the closing value of the Underlying Index on each Call Date on August 6, 2012 (the ‘First Call Date”), August 5, 2013 (the “Second Call Date”) or August 5, 2014 (the “Final Valuation Date”) is greater than or equal to the Initial Index Value of 1199.38. The PACERSSM will not be called even if the closing value of the Underlying Index on any Index Business Day other than a Call Date is greater than or equal to the Initial Index Value. If we call the PACERSSM, you will receive for each PACERSSM a Call Price in cash equal to the sum of $1,000 plus a Mandatory Call Premium.

If we do not call the PACERSSM, you will receive at maturity an amount in cash that may be equal to or less than your initial investment of $1,000 per PACERSSM, depending on the Final Index Value.

The PACERSSM are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of PACERSSM issued will be $2,187,000 (2,187 PACERSSM). The PACERSSM will mature on August 8, 2014, unless automatically called, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the PACERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERSSM is not guaranteed. The PACERSSM will be issued only in fully registered form and in denominations of $1,000 per PACERSSM and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the PACERSSM and of the senior debt indenture under which the PACERSSM will be issued.

Interest

We will not make any periodic payments of interest on the PACERSSM (excluding the Mandatory Call premium, if any).

Mandatory Call Feature

We will call the PACERSSM, in whole, but not in part, if the closing value of the Underlying Index on any Call Date is greater than or equal to the Initial Index Value. If we call the PACERSSM, you will receive for each PACERSSM a Call Price in cash equal to the sum of $1,000 and a Mandatory Call Premium. The Mandatory Call Premium will equal $105, if the PACERSSM are called on the First Call Date, $210, if the PACERSSM are called on the Second Call Date or $315 if the PACERSSM are called on the Final Valuation Date.

If we call the PACERSSM on the First Call Date or the Second Call Date we will provide notice of a call, including the exact payment date, within one Business Day after the Call Date and will make the payment associated with such call at least three Business Days after such Call Date. If we call the PACERSSM on the Final Valuation Date, we will not provide notice of a call but will pay the applicable Call Price to you at maturity.

The opportunity to participate in possible increases in the price of the Underlying Index through an investment in the PACERSSM is limited if we call the PACERSSM because the amount you receive will be limited to the applicable Call Price.

So long as the PACERSSM are represented by global securities and are held on behalf of DTC call notices and other notices will be given by delivery to DTC. If the PACERSSM are no longer represented by global securities or are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Payment at Maturity

If we do not call the PACERSSM, they will mature on August 8, 2014. At maturity, you will receive for each 1,000 principal amount of PACERSSM:

•	if the Final Index Value is less than the Initial Index Value but greater than or equal to 80% of the Initial Index Value (rounded to two decimal places), $1,000 in cash; or

•

if the Final Index Value is less than 80% of the Initial Index Value (rounded to two decimal places), cash in an amount equal to (a) $1,000 multiplied by (b) the Final Index Value divided by the Initial Index Value . In this case, for each $1,000 PACERSSM you hold on the Maturity Date you will receive cash in an amount less than $800, resulting in a loss of 20% or more on your investment in the PACERSSM.

The “Initial Index Value” will equal the closing value of the Underlying Index on the Pricing Date.

The “Final Index Value” will equal the closing value of the Underlying Index on the Final Valuation Date.

The “Pricing Date” means August 5, 2011, the date on which the PACERSSM are priced for initial sale to the public.

The “Final Valuation Date” will be August 5, 2014, the third Index Business Day before maturity.

An “Index Business Day” means a day, as determined by the calculation agent, on which the S&P 500® Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the S&P 500® Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the S&P 500® Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the PACERSSM, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the S&P 500® Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the S&P 500® Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the S&P 500® Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the S&P 500® Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P 500® Index will be based on a comparison of the portion of the value of the index attributable to that security relative to the overall value of the S&P 500® Index, in each case immediately before that suspension or limitation.

Discontinuance of the S&P 500® Index

If S&P discontinues publication of the S&P 500® Index and if S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500® Index, then the value of the S&P 500® Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the institutional trustee, who will provide notice of the selection of the successor index to the registered holders of the PACERSSM.

If S&P discontinues publication of the S&P 500® Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the S&P 500® Index, the value to be substituted for the S&P 500® Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the S&P 500® Index prior to any such discontinuance.

If S&P discontinues publication of the S&P 500® Index prior to the determination of a relevant closing index value and the Calculation Agent determines that no successor Index is available at that time, then the Calculation Agent will determine the value that is to be used in computing the value of the S&P 500® Index or the relevant Index as described in the preceding paragraph until the Calculation Agent determines that a successor Index is available.

If a successor index is selected or the calculation agent calculates a value as a substitute for the S&P 500® Index as described above, the successor index or value will be substituted for the S&P 500® Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index may adversely affect the market value of the PACERSSM.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the PACERSSM, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500® Index or a successor index is changed in any material respect, or if the S&P 500® Index or a successor index is in any other way modified so that the value of the S&P 500® Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500® Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P 500® Index or the successor index. Accordingly, if the method of calculating the S&P 500® Index or the successor index is modified so that the value of the S&P 500® Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the S&P 500® Index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The PACERSSM are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any PACERSSM shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the PACERSSM will be determined by the Calculation Agent and will equal, for each PACERSSM, the call price or amount to be received at maturity, as applicable, calculated as though the maturity of the PACERSSM were the date of early repayment. See “— Mandatory Call Feature” and “— Determination of the Amount to be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of a beneficial owner of a PACERSSM against the entity that becomes subject to a bankruptcy proceeding will be capped at the Call Price or the amount to be received at maturity, as applicable, calculated as though the maturity of the PACERSSM were the date of the commencement of the proceeding.

In case of default in payment at maturity of the PACERSSM, the PACERSSM shall bear interest, payable upon demand of the beneficial owners of the PACERSSM in accordance with the terms of the PACERSSM , from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 3.10% per annum on the unpaid amount due.

Paying Agent and Trustee

Citigroup Global Markets Inc. will serve as paying agent for the PACERSSM and will also hold the global security representing the PACERSSM as custodian for DTC. The Bank of New York Mellon as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the PACERSSM.

The CUSIP number for the PACERSSM is 1730T0MZ9.

Calculation Agent

The Calculation Agent for the PACERSSM will be Citigroup Global Markets Inc., an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the PACERSSM. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Amounts Payable Upon Mandatory Call or at Maturity — Hypothetical Examples

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different closing values of the Underlying Index on the amount you will receive in respect of the PACERSSM upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $1,000.00 per PACERSSM

•	Pricing Date: August 5, 2011

•	Issue Date: August 10, 2011

•	Final Valuation Date: August 5, 2014

•	Maturity Date: August 8, 2014

•	Initial Index Value: 1199.38

•	Minimum index value at which a Mandatory Call occurs: 1199.38 (100.00% of the hypothetical Initial Index Value)

•	Mandatory Call Premiums:

a.	$105 if called on the First Call Date;

b.	$210 if called on the Second Call Date; or

c.	$315 if called on the Final Valuation Date.

•	Payment at Maturity:

•	If the final index value is less than 1199.38 and greater than or equal to 959.50 (80% of the Initial Index Value), $1,000 in cash; or

•	If the final index value is less than 959.50 (80% of the Initial Index Value), cash in an amount equal to (a) $1,000 multiplied by (b) the Final Index Value divided by the Initial Index Value.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual Initial Index Value; whether the closing value of the Underlying Index on any Call Date is greater than or equal to the Initial Index Value, causing the PACERSSM to be called; and, if the PACERSSM are not called, on the actual Final Index Value.

PACERSSM are Mandatorily Called on any of the Call Dates

The Closing Value of the Underlying Index is equal to or greater than 1199.38 (the Initial Index Value) on any Call Date. The PACERSSM are consequently called at $1,000 per Note plus the applicable Mandatory Call Premium.

a. If called on the First Call Date, the PACERSSM will be called for $1,105 per Note ($1,000 plus a Mandatory Call Premium of $105.00).

b. If called on the Second Call Date, the PACERSSM will be called for $1,210 per PACERSSM ($1,000 plus a Mandatory Call Premium of $210.00).

c. If called on any on the Final Valuation Date, the PACERSSM will be called for $1,315 per PACERSSM ($1,000 plus a Mandatory Call Premium of $315.00).

PACERSSM are not Mandatorily Called on any of the Call Dates and the Final Index Value is less than the Initial Index Value but greater than or equal to 80% of the Initial Index Value (rounded to two decimal places)

The PACERSSM are not called on any of the Call Dates, and the Final Index Value is less than 1199.38 (the Initial Index Value) but greater than or equal to 959.50 (80% of the Initial Index Value).

The Maturity Payment per PACERSSM will be $1,000.

PACERSSM are not Mandatorily Called on any of the Call Dates and the Final Index Value is less than 80% of the Initial Index Value (rounded to two decimal places)

The PACERSSM are not called on any of the Call Dates, and the Final Index Value is less than 959.50 (80% of the Initial Index Value).

The Maturity Payment per PACERSSM will be $1,000 * 779.58/1199.38=$650 (resulting in a loss of $350 per PACERSSM ).

Summary Chart of Hypothetical Examples

PACERSSM are Mandatorily Called on any Call Date

	First Call Date	Second Call Date	Final Valuation Date
Date on Which the PACERSSM are called
Hypothetical Initial Index Value	1199.38	1199.38	1199.38
Hypothetical Closing Value of the Underlying Index on the Call Date	1,229.36	1,289.33.50	1,379.28.00
Call Price	$1,105.000	$1,210.000	$1,315.000
Return on the Underlying Index	2.50%	7.50%	15.00%
Return on the PACERSSM	10.50%	21.00%	31.50%

PACERSSM are not Mandatorily Called on any of the Call Dates

	Final Index Value is less than Initial Index Value but greater than or equal to 80% of Initial Index Value (rounded to two decimal places)	Final Index Value is less than 80% of Initial Index Value (rounded to two decimal places)
Hypothetical Initial Index Value	1199.38	1199.38
Hypothetical Closing Value of the Underlying Index on the Final Valuation Date	1,067.44	779.59
Maturity Payment per Note	$1,000	$650
Return on the Underlying Index (excluding any cash dividend payments)	-11.00%	-35.00%
Return on the PACERSSM	0.00%	-35.00%

DESCRIPTION OF THE S&P® 500 INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s Financial Services LLC (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or any trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of June 30, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of June 30, 2011, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of the aggregate market value of the companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.6%), Consumer Staples (10.6%), Energy (12.7%), Financials (15.1%), Health Care (11.7%), Industrials (11.3%), Information Technology (17.8%), Materials (3.7%), Telecommunication Services (3.1%) and Utilities (3.4%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN IT AND THEREFORE THE RETURN ON THE PACERSSM WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all S&P 500® Index component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions that affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

HISTORICAL DATA ON THE UNDERLYING INDEX

Monthly High and Low Closing Values

The following table sets forth the high, low and quarter-end closing values of the S&P 500® Index for each quarterly period from January 3, 2006 through August 5, 2011. These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the market value of the PACERSSM may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the PACERSSM.

	High	Low	Period End
2006
Quarter
First	1307.25	1254.78	1294.83
Second	1325.76	1223.69	1270.20
Third	1339.15	1234.49	1335.85
Fourth	1427.09	1331.32	1418.30
2007
Quarter
First	1459.68	1374.12	1420.86
Second	1539.18	1424.55	1503.35
Third	1553.08	1406.70	1526.75
Fourth	1565.15	1407.22	1468.36
2008
Quarter
First	1447.16	1273.37	1322.70
Second	1426.63	1278.38	1280.00
Third	1305.32	1106.39	1166.36
Fourth	1161.06	752.44	903.25
2009
Quarter
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1071.66	879.13	1057.08
Fourth	1127.78	1025.21	1115.10
2010
Quarter
First	1174.17	1056.74	1169.43
Second	1217.28	1030.71	1030.71
Third	1148.67	1022.58	1141.20
Fourth	1259.78	1137.03	1257.64
2011
Quarter
First	1343.01	1256.88	1325.83
Second	1363.61	1265.42	1320.64
Third (through August 5)	1353.22	1199.38	1199.38

On August 5, 2011, the closing value of the Underlying Index was 1199.38.

Historical Graph

The following graph illustrates the historical performance of the Underlying Index based on the closing value thereof on each Index Business Day from January 3, 2006 through August 5, 2011. Past movements of the Underlying Index are not indicative of future Underlying Index values.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of the PACERSSM. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase the PACERSSM by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the PACERSSM (a “U.S. Holder”).

This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the PACERSSM as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the U.S. dollar, (iv) persons that do not hold the PACERSSM as capital assets or (v) persons that did not purchase the PACERSSM in the initial offering.

This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, this summary does not address the effects of any applicable state, local or foreign tax laws.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERSSM or instruments similar to the PACERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERSSM are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the PACERSSM and no assurance can be given that the IRS will agree with the conclusions expressed herein. It is possible that the IRS could seek to characterize the PACERSSM in a manner that results in tax consequences different from those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE PACERSSM SHOULD CONSULT ITS OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PACERSSM, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In General

In purchasing a PACERSSM, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a PACERSSM for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the Underlying Index under which an amount equal to the purchase price of the PACERSSM is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the derivative financial instrument. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the PACERSSM, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the PACERSSM could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the above characterization of the PACERSSM, at maturity or upon the mandatory redemption of the PACERSSM for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERSSM by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERSSM. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERSSM for more than one year at the time of disposition.

Possible Alternative Treatment

Due to the absence of authority as to the proper characterization of the PACERSSM and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the PACERSSM as derivative financial instruments and the tax treatment described above. In particular, because a holder will be entitled to cash equal to or greater than the amount of the initial purchase price paid for PACERSSM unless (i) the closing value of the Underlying Index on the Final Valuation Date is less than 80% of the Initial Index Level and (ii) the closing value of the Underlying Index on each Mandatory Call Date is less than 100% of the Initial Index Level , the IRS could seek to analyze the federal income tax consequences of owning PACERSSM under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument would recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument would be treated as ordinary income. Any loss realized on such sale, exchange or redemption would be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally would be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The PACERSSM are expected to provide economic returns that are linked to the performance of the Underlying Index, and offer no assurance that a holder’s investment will be returned to the holder. Further, based on the historical performance of Underlying Index, a holder may receive economic returns on the PACERSSM that are substantially lower or higher than the holder’s investment therein and the amounts payable if the PACERSSM are called substantially exceed a conventional interest rate return. Accordingly, Citigroup Funding believes that it is reasonable to treat the PACERSSM for U.S. federal income tax purposes, not as debt instruments, but as derivative financial instruments in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the PACERSSM, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent instrument issued by Citigroup Funding even though the holder will be entitled to no payments until the maturity of the PACERSSM. In addition, gain realized by a holder upon the mandatory redemption, sale or other taxable disposition of a PACERSSM (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the PACERSSM has been held for more than one year).

Even if the Contingent Payment Regulations do not apply to the PACERSSM, it is possible that the IRS could seek to characterize the PACERSSM in a manner that results in tax consequences different from those described above. Under alternative characterizations of the PACERSSM, it is possible, for example, that a PACERSSM could be treated as including a debt instrument and a derivative financial instrument or two or more options.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the PACERSSM on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the PACERSSM in another manner that significantly differs from the agreed-to treatment discussed above. On December 7, 2007, the IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the PACERSSM. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which may include financial instruments similar to the PACERSSM) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

The IRS and U.S. Treasury Department issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the PACERSSM.

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to Non-U.S. Holders of the PACERSSM. The term “Non-U.S. Holder” means a holder of the PACERSSM that is a non-resident alien individual or a foreign corporation.

In the case of a Non-U.S. Holder of the PACERSSM, any payments made with respect to the PACERSSM will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the mandatory redemption, sale or other disposition of the PACERSSM by a Non- U.S. Holder generally will not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

In the Notice discussed above under Possible Alternative Treatment, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the PACERSSM.

A Non-U.S. Holder that is subject to U.S. federal income taxation on a net income basis with respect to its investment in the PACERSSM should see the discussion relating to U.S. Holders of the PACERSSM, above.

Estate Tax

If you are an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, the PACERSSM may be treated as U.S. situs property for U.S. federal estate tax purposes. You are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the PACERSSM.

Backup Withholding and Information Reporting

A holder of the PACERSSM may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the PACERSSM.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $2,187,000 principal amount of PACERSSM (2,187 PACERSSM) at $995.00 per PACERSSM, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the PACERSSM directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the PACERSSM to certain dealers at the public offering price less a concession of up to $5.00 per PACERSSM. Citigroup Global Markets may allow, and these dealers may reallow, a concession of up to $5.00 per PACERSSM on sales to certain other dealers. If all of the PACERSSM are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The PACERSSM will not be listed on any exchange.

In order to hedge its obligations under the PACERSSM, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the PACERSSM —The Market Value of the PACERSSM May Be Affected by Purchases and Sales by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the PACERSSM, either directly or indirectly.

ERISA MATTERS

Each purchaser of the PACERSSM or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the PACERSSM through and including the date of disposition of such PACERSSM that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERSSM or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the PACERSSM or (B) its acquisition and holding of the PACERSSM is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Douglas C. Turnbull, Associate General Counsel—Capital Markets and Corporate Reporting of the Guarantor and counsel to the Citigroup Funding Inc., when the Notes offered by this pricing supplement have been executed and issued by the

Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes and related guarantee will be legal, valid and binding obligations of the Citigroup Funding Inc. and the Guarantor, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution). In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to the Citigroup Funding Inc.’s Registration Statement on Form S-3 (No. 333-172554).

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

2,187 PACERSSM

Linked to the S&P 500® Index

Due August 8, 2014

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

August 5 , 2011

(Including Prospectus Supplement Dated

May 12, 2011 and Prospectus Dated

May 12, 2011)